FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: May 14, 2007	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

INDEX TO EXHIBITS

1	Press Release dated May 10, 2007

2	Glencairn Gold Corporation’s Interim Report dated March 31, 2007

3	Glencairn Gold Corporation’s Management's Discussion and Analysis for the Three Months Ended March 31, 2007

4	Certification of Chief Executive Officer (Form 52-109F2)

5	Certification of Chief Financial Officer (Form 52-109F2)

EXHIBIT 1

GLENCAIRN GOLD CORPORATION

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: GGG, GGG.WT
May 10, 2007	AMEX: GLE

GLENCAIRN REPORTS FIRST QUARTER 2007

FINANCIAL RESULTS

Glencairn Gold Corporation reports its financial results for the three months ended March 31, 2007 (currency figures in U.S. dollars). The consolidated financial statements along with management’s discussion and analysis are available for viewing on the Glencairn website at www.glencairngold.com. The documents have been filed with SEDAR (www.sedar.com) and should be available on SEDAR no later than 24 hours from dissemination of this release.

The following is a summary of financial results for the first quarter 2007 (Q1 2007)* compared to results for the first quarter 2006 (Q1 2006):

•	Revenue increased 76% to $20.3 million in Q1 2007 compared to revenue of $11.5 million in Q1 2006
•	Gold sales increased 50% to 31,134 ounces in Q1 2007 compared to 20,746 ounces in Q1 2006
•	Gold production increased 73% to 31,801 ounces in Q1 2007 compared to 18,382 ounces in Q1 2006
•	Income from mining operations at Bellavista, Limon and Libertad totalled $782,000 in Q1 2007 compared to $2.0 million from Bellavista and Limon in Q1 2006
•	Cash flow generated by operations totalled $5.3 million in Q1 2007 compared to $1.7 million in Q1 2006
•	Cash totalled $13.0 million as at March 31, 2007 compared to $9.6 million as at December 31, 2006

•	Loss in Q1 2007 was $1.2 million, or $0.00 per share (including a $565,000 loss from mining operations at the Libertad Mine) compared to a $1.8 million profit, or $0.01 per share in Q1 2006
•	Cash operating costs per ounce of gold sold increased to $470 per ounce in Q1 2007 compared to $352 per ounce in Q1 2006

* Q1 2007 results include operating results from the Libertad Mine acquired in July 2006

“First quarter gold output established a good start to the year and puts the Company on track to reach our 2007 sales and production targets. We are also in a strong cash position which has grown to $13.0 million,” said President and CEO Peter Tagliamonte. “Cash costs were high. However, we surpassed our expected overall quarterly production at lower than budgeted costs.”

Operating results for Q1 2007 with comparable Q1 2006 results (shown in brackets) were as follows:

Limon Mine

Gold sold during Q1 2007 totalled 8,513 ounces (Q1/06: 7,846 ounces) at a cash operating cost per ounce sold of $453 (Q1/06: $438). The mine generated total revenue of $5.6 million (Q1/06: $4.4 million) on an average realized gold selling price of $654 per ounce (Q1/06: $555). Earnings from mining operations were $990,000 (Q1/06: $368,000).

Higher mill throughput contributed to an increase in the number of ounces sold in Q1 2007 compared with Q1 2006. The first quarter of 2007 also saw the Santa Pancha Deposit at the Limon Mine achieve commercial production.

Bellavista Mine

Gold sold during Q1 2007 totalled 10,475 ounces (Q1/06: 12,900 ounces) at a cash operating cost per ounce sold of $416 (Q1/06: $299). The mine generated total revenue of $6.8 million (Q1/06: $7.2 million) on an average realized gold selling price of $649 per ounce (Q1/06: $555). Earnings from mining operations were $357,000 (Q1/06: $1.6 million).

The decrease in ounces sold in the latest quarter was largely the result of the planned mining of lower grade material in the latter part of 2006 and lower than expected grinding mill throughput.

Libertad Mine

Gold sold during Q1 2007 totalled 12,146 ounces at a cash operating cost per ounce sold of $529. The mine generated total revenue of $7.9 million on an average realized gold selling price of $653 per ounce. The loss from mining operations was $565,000. There are no comparable figures for Q1 2006; Glencairn acquired the mine in July 2006.

In February 2007, the Company announced plans for the conversion of the Libertad Mine from a heap-leach operation to a conventional milling operation. A scoping study has been completed and the Company has entered into an option to acquire a milling facility to be relocated from Nevada to Libertad. The project is proceeding to the feasibility stage.

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Glencairn anticipates aggregate 2007 gold output will range between 90,000 to 105,000 ounces at total cash costs per ounce sold of $385 to $425.

On March 31, 2007, the Company had cash of $13.0 million and working capital of $18.1 million compared to cash of $9.6 million and working capital of $13.6 million on December 31, 2006 On June 30, 2007, the Company will make the final payment of $1.5 million on its long term debt outstanding as at March 31, 2007.

Selected Quarterly Information

	Three months ended March 31
	2007	2006
Cash position (millions; as at quarter’s end)	$13.0	$7.1
Gold sales (ounces)	31,134	20,746
Average spot gold price ($/ounce)	$650	$554
Average realized gold price ($/ounce)	$652	$555
Cash operating costs ($/ounce)	$470	$352
Total cash costs ($/ounce)	$498	$371
Gold produced (ounces)	31,801	18,382

(in thousands, except per share amounts)
Sales	$20,297	$11,511
Cost of sales	$14,639	$7,295
Net income (loss) for the period	($1,173)	$1,770
Income (loss) per share – basic and diluted	($0.00)	$ 0.01

About Glencairn Gold Corporation

Glencairn is a growing gold producer with mining and exploration activities focused in Central America. The Company operates the Bellavista Mine in Costa Rica and the Limon Mine in Nicaragua and plans to convert a third mine, the Libertad Mine in Nicaragua, to conventional milling and expand annual gold output. Mine operations were suspended in March 2007. It holds a 60% interest in the Cerro Quema advanced gold project in Panama and a 100% interest in the Mestiza gold property 70 kilometres from the Limon Mine. The Company focuses on efficient and productive mining practices to establish a firm base of quality operations. Glencairn is committed to growth by optimizing current operations and expanding mineral reserves at existing mines.

Conference Call

A conference call will be held Tuesday, May 15 at 10 a.m. To participate, dial 416-695-9757 or, toll free in North America, 1-877-323-2090. The conference call will be archived and available for replay until May 22, 2007, by dialing 416-695-5275 or, toll free in North America, 1-888-509-0081. Use the passcode 642691.

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For further information, please contact:

Glencairn Gold Corporation

Peter Tagliamonte, President/CEO

416-860-0919

pwt@glencairngold.com

Glencairn Gold Corporation

Olav Svela, Vice President

Investor Relations

416-860-0919

osvela@glencairngold.com

Glencairn Gold Corporation Kerry Knoll, Chairman 416-860-0919 kknoll@glencairngold.com Renmark Financial Communications Inc. Tina Cameron, 514-939-3989 tcameron@renmarkfinancial.com

Cautionary Note Regarding Forward-Looking Statements: This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, expectation that the Libertad mill feasibility study will be positive, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s annual information form for the year ended December 31, 2006 on file with the securities regulatory authorities in Canada and the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities.

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EXHIBIT 2

Interim Report

Q1

March 31, 2007

Glencairn Gold Corporation

Management’s Discussion and Analysis

For the three months ended March 31, 2007

The following discussion and analysis should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes thereto for the three months ended March 31, 2007 and 2006, which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. The reader should also refer to the Annual Information Form, audited consolidated financial statements and Management’s Discussion and Analysis for the years ended December 31, 2006 and 2005. This Management’s Discussion and Analysis has been prepared as of May 8, 2007. All dollar amounts are US dollars unless otherwise indicated.

Overview

Glencairn Gold Corporation (“Glencairn” or the “Company”) is a gold producer with three mines in Central America. The Limon Mine in Nicaragua has been in continuous production since 1941 and has been owned by Glencairn since late 2003. The Bellavista Mine in Costa Rica was constructed by the Company and entered into commercial production in December 2005. In July 2006, the Libertad Mine was purchased along with a 60% interest in Cerro Quema, an advanced gold property in Panama. During 2006, the Company also acquired the Mestiza exploration property in Nicaragua.

The Company is focusing on optimizing its current operating mines in terms of efficiencies, operating costs and production. On March 31, 2007, mining operations at the Libertad Mine were suspended while the Company progresses with a plan to convert the heap-leach refining process to a conventional milling operation.

The Company’s objective is to become a significant gold producer through the expansion of existing operations, the development of advanced-stage projects and strategic acquisitions or mergers.

Selected Quarterly Information

	Three months ended March 31
	2007	2006

Gold sales (ounces)	31,134	20,746
Average spot gold price ($/ounce)	$650	$554
Average realized gold price ($/ounce)	$652	$555
Cash operating costs ($/ounce)	$470	$352
Total cash costs ($/ounce)	$498	$371
Gold produced (ounces)	31,801	18,382

(in thousands, except per share amounts)
Sales	$20,297	$11,511
Cost of sales	$14,639	$7,295
Net income (loss) for the period	($1,173)	$1,770
Income per share – basic and diluted	$0.00	$ 0.01

Results of Operations

Limon Mine

	Three months ended March 31
	2007	2006	Change	% Change

Gold sold (ounces)	8,513	7,846	667	9%
Pre-production ounces sold*	482	-	482	0%
Average realized gold price ($/ounce)	$654	$555	$99	18%
Cash operating costs ($/ounce)	$453	$438	$15	3%
Total cash costs ($/ounce)	$495	$470	$25	5%
Tonnes milled	73,833	62,349	11,484	18%
Ore grade (g/tonne)	5.1	4.3	0.8	19%
Recovery (%)	83.1	83.5	(0.4)	0%
Gold produced (ounces)	10,023	7,183	2,840	40%

($ in thousands)
Sales	$5,569	$4,351	$1,218	28%

Cost of sales	3,853	3,434	419	12%
Royalties and production taxes	357	257	100	39%
Depreciation and depletion	352	276	76	28%
Accretion	17	16	1	6%
	4,579	3,983	596	15%

Income from mining operations	$990	$368	$622	169%

* These gold ounces were produced and sold in the pre-commercial production period from the Santa Pancha deposit and are not included in sales figures as disclosed in this Management’s Discussion and Analysis and in the Consolidated Financial Statements.

Sales from the Limon Mine increased by $1,218,000 or 28% in the first quarter of 2007 compared to 2006. In February 2006, the Company’s Limon Mine experienced intermittent illegal road blockades which negatively affected gold production from the mine. Since no similar disruptions were experienced at the mine in 2007, gold ounces sold in 2007 increased by 667 ounces or 9%. Higher ore grades and tonnes milled also contributed to the positive variance. Strong gold market prices contributed to the overall 28% revenue increase.

Cost of sales increased by $419,000 or 12% and cash operating costs per ounce increased by $15 to $453 in 2007. The increased cost of sales was on par with the increased gold ounces sold. Royalties and production taxes, and depreciation and depletion increased by 39% and 28%, respectively, as gold ounces produced and sold increased over the same period in the previous fiscal year.

In the first quarter of 2007, the Company’s Santa Pancha deposit at the Limon Mine entered into commercial production. As such, all subsequent gold ounces sold from the deposit are being recognized in revenue. Additionally, the capitalized cost of the deposit is now being depreciated over ounces produced thereby increasing depreciation and depletion expenses in the first quarter of 2007.

Bellavista Mine

	Three months ended March 31
	2007	2006	Change	% Change

Gold sold (ounces)	10,475	12,900	(2,425)	(19%)
Average realized gold price ($/ounce)	$649	$555	$94	17%
Cash operating costs ($/ounce)	$416	$299	$117	39%
Total cash costs ($/ounce)	$427	$310	$117	38%
Tonnes mined	431,467	419,111	12,356	3%
Ore grade (g/tonne)	1.5	1.7	(0.2)	(12%)
Gold produced (ounces)	10,685	11,199	(514)	(5%)

($ in thousands)
Sales	$6,797	$7,160	$(363)	(5%)

Cost of sales	4,358	3,861	497	13%
Royalties and production taxes	114	144	(30)	(21%)
Depreciation and depletion	1,958	1,504	454	30%
Accretion	10	10	-	-
	6,440	5,519	921	17%

Income from mining operations	$357	$1,641	$(1,284)	(78%)

Sales from the Bellavista Mine decreased by $363,000 or 5% in the first quarter of 2007 compared to 2006. Even though the average realized gold price in 2007 was $94 per ounce higher than in 2006, the mine sold 2,425 ounces less than in 2006. The decrease in ounces sold largely resulted from the lower ore grades mined in the latter part of 2006 and early 2007. This lower grade material was being fed through the new milling circuit, which came online on January 1, 2007. As the higher grade ore is being fed through the milling circuit, ounces produced and sold are expected to increase in subsequent months.

Cost of sales increased by $497,000 or 13% and cash operating costs per ounce increased by $117 to $416 in 2007. The effect of lower sales volumes and the fixed nature of many production costs resulted in a higher cash operating cost per ounce, when compared to the same period in the previous fiscal year. In 2006, Bellavista deferred $1,471,000 of stripping costs. On January 1, 2007, the mining activity was in a stage of the pit which required the commencement of amortization of all previously capitalized stripping costs. This resulted in the amortization of $175,000 of stripping costs which increased cost of sales.

As ounces sold in the first quarter declined 19%, a reduction of 21% was reflected in royalties and production taxes. Although ounces of gold produced declined in the first quarter of 2007, the depreciation base increased due to the milling circuit reaching commercial production in the same period. This resulted in an increase in depreciation and depletion expenses of $454,000 or 30%.

Libertad Mine

	Three months ended March 31
	2007	2006

Gold sold (ounces)	12,146	-
Average realized gold price ($/ounce)	$653	-

Cash operating costs ($/ounce)	$529	-
Total cash costs ($/ounce)	$561	-
Tonnes mined	366,113	-
Ore grade (g/tonne)	1.97	-
Gold produced (ounces)	11,093	-

($ in thousands)
Sales	$7,931	$-

Cost of sales	6,428	-
Royalties and production taxes	385	-
Depreciation and depletion	1,660	-
Accretion	23	-
	8,496	-

Loss from mining operations	$(565)	$-

The Libertad Mine was acquired by Glencairn in July 2006. As such, there is no comparative information for the three months ended March, 31, 2006.

In the first quarter of 2007, the Libertad Mine sold 12,146 ounces at an average realized price $653 per ounce, resulting in sales of $7,931,000. Cash operating costs were $529 per ounce.

On March 31, 2007, operations at the Libertad Mine were suspended until a conventional milling operation has been installed.

Expenses and Other Income

	Three months ended March 31
	2007	2006	Change	% Change

General and administrative	1,371	803	568	71%
Stock options	366	24	342	1,425%
Exploration	464	104	360	346%
Other income	(253)	(708)	455	(64%)
Non-controlling interest	(19)	-	(19)	-
	1,929	223	1,706	765%

General and administrative expense increased by $568,000 or 71% over the same period in the previous fiscal year. Of this increase, $169,000 was attributable to increase salaries and benefits from an increase in the number of employees and increases in wages. There was also $101,000 spent in 2007 on engineering and other consulting fees related to the Libertad Mine suspension and assessment of a milling circuit. Other increases, totaling $192,000, were from higher audit fees and Sarbanes-Oxley implementation and preparation costs.

Stock option and warrant expense increased by $342,000 over the same period in the previous fiscal year. As part of Glencairn’s compensation program, stock options are granted to employees and directors from time-to-time. During the first quarter of 2007, a total of 3,681,000 stock options were granted resulting in an expense of $366,000 using the Black-Scholes option pricing model.

Exploration expense increased by $360,000 in 2007 compared with 2006. Nicaraguan exploration activities were suspended from November 2005 to August 2006. In July of 2006, the Company acquired the Libertad Mine and Cerro Quema property and closed a financing that provided the funds to resume exploration work on the properties. Exploration work in the first quarter of 2007 consisted mainly of drilling at Libertad, exploration drilling and trenching at Limon, and ongoing holding costs. The balance in 2006 consisted mainly of land holding costs.

Other income totalled $253,000 in 2007, a decrease of $455,000 from 2006. Glencairn sold marketable securities in the first quarter of 2007 resulting in a gain of $131,000. The Company incurred interest charges of $174,000 and earned interest and other miscellaneous gains of $235,000. In 2006, the gain on sale of property, plant and equipment of $855,000 resulted from the sale of surplus land near the Bellavista Mine. In 2006, the Company incurred interest and finance fees of $281,000 and earned interest and other miscellaneous gains of $51,000.

Non-controlling interest represents 40% of the Cerro Quema interest applicable to the minority shareholder.

Cash Flows

Operating activities generated $5,347,000 in 2007 compared to $1,708,000 in 2006. Operating cash flows increased as 10,388 more ounces were sold in the first quarter of 2007 compared to the first quarter of 2006 and the average realized price for gold increased to $652 in 2007 from $555 in 2006. The increase in ounces was attributable to the Limon Mine having a temporary work stoppage in 2006 and the addition of the Libertad Mine which was acquired in July 2006.

Financing activities used $781,000 in 2007 and consisted of a payment of $1,000,000 on long-term debt and cash generated from the issue of common shares from the exercise of stock options of $219,000. In 2006, the debt repayment was $500,000 and cash generated from stock option and warrant exercises was $17,000.

Investing activities used $1,142,000 in 2007. Investment in property, plant and equipment totalled $1,082,000. The Limon Mine and Bellavista Mine acquired assets totalling $458,000 and $599,000, respectively. The Company sold marketable securities which generated net proceeds of $183,000. In early 2007, the Company had its Costa Rican bank accounts seized, which stemmed from the loss in an arbitration case. These bank accounts are currently unavailable for operations and have cash balances of approximately $243,000. In the comparative period in 2006, net proceeds from the sale of surplus land near the Bellavista Mine provided $855,000 and the purchase of property, plant and equipment for the Bellavista Mine, Limon Mine and head office used cash of $1,821,000.

Liquidity and Capital Resources

The Company had cash of $12,991,000 (December 31, 2006 - $9,567,000) and working capital of $18,146,000 at March 31, 2007 (December 31, 2006 - $13,634,000). On June 30, 2007, the Company will make the final $1,500,000 payment on its long-term debt outstanding.

In February 2007, the Company announced its conversion/expansion program which includes plans to install a conventional milling circuit at the Libertad Mine. A scoping study which is expected to be followed by a feasibility study later in 2007 will determine the capital required for this project. The

Company has placed deposits on a used mill which is anticipated to be dismantled and reassembled at the Libertad site. The Company is exploring various combinations of debt and equity to finance this project on a permanent basis and will make a final decision once the feasibility study is completed.

The capital budget for the Libertad mill project is dependent on the figures provided in the feasibility study and the project will only be undertaken once financing has been confirmed. The Company has also budgeted approximately $4.1 million for capital expenditures at the Limon Mine and $2.5 million at the Bellavista Mine in fiscal 2007.

On April 17, 2007, the Company announced that it signed a binding letter agreement with Independent Nickel Corp. (“INI”) to sell its sliding scale 1% - 3% net smelter return royalty (“NSR”) on Victory Nickel Inc.’s Minago nickel deposit, as well as the 2% NSR on the Lynn Lake property, both located in northern Manitoba, to INI. Under the terms of the purchase agreement, INI will pay Cdn$5,000,000 in cash and issue 2,500,000 INI shares to Glencairn, in exchange for the two royalties. In addition to possible regulatory trading restrictions, the shares will be initially subject to a trading restriction under the agreement, the latter of which will be removed on a graduated basis over two years. The acquisition, which is expected to close no later than June 30, 2007, is subject to INI completing a minimum Cdn$5,000,000 equity financing, which was completed on May 8, 2007, as well as acceptance by the TSX Venture Exchange.

In the opinion of management, the working capital at March 31, 2007, together with expected future cash from operations, are sufficient to support the Company’s requirements, with the exception of the capital requirements for the Libertad conversion/expansion program.

The company does not have any off balance sheet arrangements.

Significant Accounting Policies

On January 1, 2007, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Handbook Section 3865, Hedges. The Company adopted these standards prospectively; accordingly, comparative amounts for prior periods have not been restated. See the Company’s financial statements for full disclosure.

Outlook

Gold sales in 2007 are expected to be between 90,000 and 105,000 ounces at a total cash cost of $385 to $425 per ounce. Many production inputs, such as fuel and hydro have been increasing over the past few years but gold prices have increased significantly more and are predicted by many analysts to stay or increase beyond these levels.

The Company has undertaken an independent valuation of the Libertad and Cerro Quema assets acquired in July 2006 and the information obtained from this work, which is expected later in 2007, may result in a final purchase price allocation which may require some changes to the value allocated to tangible assets and liabilities.

The Company temporarily suspended mining operations at the Libertad Mine effective March 31, 2007, until such time as a conventional mill circuit is commissioned. Glencairn subsequently entered into an option agreement with a third-party vendor to purchase a previously owned and operated mill. In opting to refurbish an existing mill as opposed to acquiring a new one, the Company is optimistic that the Libertad Mine can be returned to full production in a shorter time frame and with lower costs. Glencairn plans to dismantle the mill from its current site and reassemble it on the Libertad site. The Libertad mill plan is dependent on the preliminary scoping study being undertaken by AMEC Americas Limited, a third-party engineering firm, and the subsequent feasibility study being positive, financing for the project being available, permits being obtained on a timely basis and expected mill recovery rates being achieved. The Company is exploring various combinations of debt and equity to finance this project and will make a final decision once the feasibility study is completed.

In 2007, the Company initiated a $2.5 million exploration program at its Nicaraguan gold properties. An additional $2.5 million was recently approved for exploration activity throughout 2007 and 2008.

In August of 2006, the Company undertook an economic update to the feasibility study prepared on the Cerro Quema property by a previous owner in 2002 which confirmed the viability of developing this property. The Company maintains an interest in furthering this project and will make a final decision once the Libertad mill project is further advanced.

In January 2007, the Company and the Province of Manitoba reached agreement as to the final work to be carried out in the Lynn Lake area under which the Company will complete certain work for which it is responsible and will pay an aggregate of Cdn$2,000,000 in four annual payments commencing when the formal agreement is signed. Final documentation could take up to one year. Until signing of the formal agreement water treatment costs will be shared between the Company and the Manitoba government.

Summary of Quarterly Results

(in thousands except per share amounts)

	2007 Q1	2006 Q4	2006 Q3	2006 Q2

Sales	$20,297	$14,123	$14,075	$12,441
Net earnings (loss)	$(1,173)	$(8,045)	$(3,182)	$2,051
Earnings (loss) per share – basic
and diluted	$0.00	$(0.05)	$(0.01)	$0.01

	2006 Q1	2005 Q4	2005 Q3	2005 Q2

Sales	$11,511	$5,766	$4,237	$4,143
Net earnings (loss)	$1,770	$(1,463)	$(987)	$(1,401)
Earnings (loss) per share - basic and diluted	$0.01	$(0.01)	$(0.01)	$(0.01)

Non-GAAP Performance Measures

The Company has included the non-GAAP performance measures below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

Cash Operating Cost per ounce:	Three months ended March 31
	2007				2006
	Limon	Bellavista	Libertad		Limon	Bellavista	Libertad
	Mine	Mine	Mine	Consol.	Mine	Mine	Mine	Consol.
Statement of Operations (000’s)
Cost of sales	$3,853	$4,358	$6,428	$14,639	$3,434	$3,861	-	$7,295
Gold sales (ounces)	8,513	10,475	12,146	31,134	7,846	12,900	-	20,746
Cash operating cost per ounce	$453	$416	$529	$470	$ 438	$ 299	-	$ 352

Total Cash Cost per ounce:	Three months ended March 31
	2007				2006
	Limon	Bellavista	Libertad		Limon	Bellavista	Libertad
	Mine	Mine	Mine	Consol.	Mine	Mine	Mine	Consol.
Statement of Operations (000’s)
Cost of sales	$3,853	$4,358	$6,428	$14,639	$3,434	$3,861	-	$7,295
Royalties and production taxes	357	114	385	856	257	144	-	401
Cost base for calculation	$4,210	$4,472	$6,813	$15,495	$3,691	$4,005	-	$7,696
Gold sales (ounces)	8,513	10,475	12,146	31,134	7,846	12,900	-	20,746
Total cash cost per ounce	$495	$427	$561	$498	$ 470	$ 310	-	$ 371

Outstanding Share Data

The following common shares and convertible securities were outstanding at May 8, 2007:

Security	Expiry Date	Exercise Price (Cdn$)	Securities Outstanding	Common Shares on Exercise

Common shares				241,246,698
Warrants	Nov. 26/08	1.25	33,842,220	33,842,220
Warrants	Jul. 06/08	0.80	15,000,000	15,000,000
Agents’ warrants [1]	Dec. 22/07	0.38	790,000	790,000
Agents’ warrants [1]	Jul. 06/07	0.60	1,800,000	1,800,000
Warrants on above	Jul. 06/08	0.80		900,000
Options	Apr 1/07 to Mar 23/12	0.23 to 0.95	19,022,999	19,022,999

				312,601,917

Note 1: The agents’ warrants are convertible into one common share and one half-share purchase warrant. Each full warrant is exercisable into a common share at the price indicated in the table.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis of Financial Position and Operating Results contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, expectation that the Libertad mill scoping and feasibility studies will be positive, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s annual information form for the year ended December 31, 2006 on file with the securities regulatory authorities in Canada and the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

May 8, 2007

Glencairn Gold Corporation

Consolidated Balance Sheets

(unaudited)

(US Dollars in thousands)

		March 31	December 31
	Note	2007	2006
Assets
Current
Cash		$12,991	$9,567
Marketable securities	2	2,138	105
Accounts receivable and prepaids		4,303	5,300
Product inventory	5	9,362	8,797
Supplies inventory		5,411	5,193
		34,205	28,962
Deferred financing costs	6	-	178
Restricted cash		838	595
Property, plant and equipment	7	72,576	75,625
		$107,619	$105,360

Liabilities
Current
Accounts payable and accrued liabilities		$13,516	$11,674
Current portion of long-term debt	8	1,411	2,500
Current portion of asset retirement obligations	9	1,132	1,154
		16,059	15,328
Asset retirement obligations	9	2,945	2,895
Non-controlling interest		72	91
		19,076	18,314

Shareholders’ Equity
Warrants	10	8,130	8,130
Agent’s options	11	673	673
Contributed surplus	12	6,877	6,511
Common shares	13	93,506	93,287
Deficit		(22,728)	(21,555)
Accumulated other comprehensive income	2	2,085	-
		88,543	87,046
		$107,619	$105,360

The accompanying notes form an integral part of these interim consolidated financial statements.

Glencairn Gold Corporation

Three months ended March 31, 2007 and 2006

(unaudited)

(US Dollars and in thousands, except per share amounts)

Consolidated Statements of Operations

	Note	2007	2006

Sales		$20,297	$11,511

Cost of sales		14,639	7,295
Royalties and production taxes		856	401
Depreciation and depletion		3,980	1,790
Accretion expense	9	66	32
		19,541	9,518
Income from mining operations		756	1,993
Expenses and other income
General and administrative		1,371	803
Stock options	12	366	24
Exploration		464	104
Other income	4	(253)	(708)
Non-controlling interest		(19)	-
		1,929	223

Net income (loss) for the period		$(1,173)	$1,770

Income (loss) per share – basic and diluted		$0.00	$0.01

Weighted average number of shares outstanding		240,773	171,292

Consolidated Statement of Comprehensive Income (Loss)

	2007	2006

Net income (loss) for the period	$(1,173)	$1,770
Other comprehensive income
Unrealized gains on available-for-sale securities, net of tax	1,702	-
Reclassification adjustment for gains included in net income	(131)	-
Total other comprehensive income	1,571	-
Total comprehensive income	$398	$1,770

The accompanying notes form an integral part of these interim consolidated financial statements.

Glencairn Gold Corporation

Three months ended March 31, 2007 and 2006

(unaudited)

(US Dollars in thousands)

Consolidated Statements of Deficit

	2007	2006

Balance, beginning of period	$(21,555)	$(14,149)
Net income (loss) for the period	(1,173)	1,770
Balance, end of period	$(22,728)	$(12,379)

Consolidated Statement of Accumulated Other Comprehensive Income

2007

Balance, beginning of period	$-
Cumulative impact of accounting changes relating to financial instruments	514
Adjusted balance, beginning of period	514
Other comprehensive income
Net change in unrealized gains on available-for-sale securities	1,571
Balance, end of period	$2,085

The accompanying notes form an integral part of these interim consolidated financial statements.

Glencairn Gold Corporation

Consolidated Statements of Cash Flows

Three months ended March 31, 2007 and 2006

(unaudited)

(US Dollars in thousands)

	Note	2007	2006

Operating activities
Net income (loss) for the period		$(1,173)	$1,770
Asset retirement obligations settled	9	(38)	(17)
Items not affecting cash:
Depreciation and depletion		3,980	1,790
Accretion expense	9	66	32
Stock options expense	13	366	24
Gain on sale of marketable securities	4	(131)	-
Gain on sale of property, plant and equipment	4	-	(855)
Interest and finance fees	6	89	90
Non-controlling interest	3	(19)	-
Unrealized foreign exchange gain		1	-
		3,141	2,834
Change in non-cash working capital	14	2,206	(1,126)
Cash generated from operating activities		5,347	1,708

Financing activities
Long-term debt	8	(1,000)	(500)
Common shares issued	13	219	17
Cash used in financing activities		(781)	(483)

Investing activities
Proceeds from sale of marketable securities		183	-
Increase in restricted cash		(243)	-
Purchase of property, plant and equipment		(1,082)	(1,821)
Net proceeds from sale of property, plant and equipment		-	855
Cash used in investing activities		(1,142)	(966)

Increase in cash		3,424	259

Cash, beginning of period		9,567	6,799

Cash, end of period		$12,991	$7,058

Supplemental cash flow information	14

The accompanying notes form an integral part of these interim consolidated financial statements.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months ended March 31, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Glencairn Gold Corporation’s (the “Company” or “Glencairn”) business is gold mining which includes exploration, development, extraction, processing and reclamation. The Company’s business also includes acquisition of gold properties in operation or in the development stage. The Company owns the Limon Mine in Nicaragua, the Bellavista Mine in Costa Rica, and the Libertad Mine in Nicaragua which was acquired in July 2006. During the third quarter of 2006, the Company acquired an interest in the Mestiza exploration property in Nicaragua and, in a separate transaction in July 2006, a 60% interest in the Cerro Quema advanced gold property in Panama. The Company is in the process of reclaiming the Keystone property in Manitoba.

The unaudited consolidated financial statements of the Company, which are expressed in U.S. dollars, have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements for the year ended December 31, 2006 except for those changes disclosed in Note 2. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual consolidated financial statements and notes thereto. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included.

2.	SIGNIFICANT ACCOUNTING POLICIES

Financial Instruments

On January 1, 2007, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Handbook Section 3865, Hedges. The Company adopted these standards prospectively; accordingly, comparative amounts for prior periods have not been restated.

Comprehensive Income

Section 1530 introduces Comprehensive Income, which consists of net income and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains or losses arising from self-sustaining foreign operations, net of hedging activities, and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has included in these interim consolidated financial statements a Consolidated Statement of Comprehensive Income for the changes in these items during the first quarter of 2007, while the cumulative changes in OCI are included in Accumulated Other Comprehensive Income (“AOCI”), which is presented as a new category of shareholders’ equity on the Consolidated Balance Sheet.

Financial Instruments – Recognition and Measurement

CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, effective for fiscal years beginning on or after October 1, 2006, establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains and losses. Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income (and not included in the income statement) until such time as the asset is disposed of or incurs a decline in fair value that is other than temporary. At such time, any gains or losses will then be realized and reclassified to the income statement.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months ended March 31, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

Transaction costs with respect to instruments not classified as held-for-trading are recognized as an adjustment to the costs of the underlying instrument, when it is recognized, and amortized using the effective interest method. On January 1, 2007 the Company reclassified unamortized deferred financing costs of $178,000 to current portion of long-term debt as a result of adopting the new standards. Financing fees are amortized using the effective interest rate method over the life of the related debt instrument.

Impact upon adoption of CICA Handbook Sections 1530, 3855 and 3865

Adjustments arising from remeasuring financial assets classified as available-for-sale at fair value were recognized in opening AOCI as at January 1, 2007 and amounted to $514,000.

The Company had no hedging relationships existing prior to adopting Section 3865.

3.	ACQUISITION OF CENTRAL AMERICAN MINE HOLDINGS AND RNC (PANAMA) LIMITED

On July 6, 2006 the Company acquired 100% of the common shares of Central American Mine Holdings Limited (“CAMHL”) and 60% of the common shares of RNC (Panama) Limited (“RNC Panama”) from Yamana Gold Inc. CAMHL indirectly owns 100% of the Libertad mine; RNC Panama indirectly owns 60% of the Cerro Quema property. Consideration for the acquisition was 32,000,000 common shares of Glencairn valued at $20,889,000.

The purchase price will be allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition.

	CAMHL	RNC Panama	Total

Number of common shares issued	26,000	6,000	32,000

Value of shares issued at Cdn$0.72 per share	$16,792	$3,875	$20,667
Transaction costs	190	32	222
	$16,982	$3,907	$20,889

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months ended March 31, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

The preliminary purchase price allocation is as follows:

	CAMHL	RNC Panama	Total

Cash	$356	$-	$356
Other current assets	2,723	11	2,734
Property, plant and equipment	19,158	3,693	22,851
Other assets	590	345	935
Total assets	$22,827	$4,049	$26,876

Current liabilities	4,567	3	4,570
Asset retirement obligations	1,278	-	1,278
Non-controlling interest	-	139	139
	5,845	142	5,987

	$16,982	$3,907	$20,889

The purchase price allocation is preliminary and subject to adjustment over future periods on completion of the valuation process and analysis of resulting tax effects, where applicable. The Company intends to determine the final estimated fair values based on independent appraisals, discounted cash flows, quoted market prices and management estimates.

4.	OTHER INCOME

	Three months ended March 31
	2007	2006

Interest and other income	$(235)	$(51)
Gain on sale of marketable securities	(131)	-
Gain on sale of property, plant and
equipment	-	(855)
Foreign exchange gain	(61)	(83)
Interest and finance fees	174	281
	$(253)	$(708)

5.	PRODUCT INVENTORY

	March 31	December 31
	2007	2006

Recoverable gold on the heap leach pads	$7,420	$6,488
In-process inventories	1,037	1,052
Precious metals inventory	905	1,257
Total	$9,362	$8,797

6.	Deferred Financing Costs
	March 31	December 31
	2007	2006

Financing costs	$768	$768
Accumulated amortization	(590)	(590)
Less: reclassification to current portion of long-term debt (Notes 2, 8)	(178)	-

	$-	$178

7.	Property, Plant and Equipment
	March 31	December 31
	2007	2006

Producing properties:
Limon Mine, Nicaragua
Cost	$25,240	$24,781
Accumulated depreciation and depletion	(16,181)	(15,806)
	9,059	8,975
Bellavista Mine, Costa Rica (a)
Cost	48,153	47,395
Accumulated depreciation and depletion	(7,202)	(5,172)
	40,951	42,223
Deferred stripping (b)	3,348	3,523
	44,299	45,746

Libertad Mine, Nicaragua (c)
Cost	19,537	19,472
Accumulated depreciation and depletion	(4,373)	(2,627)
	15,164	16,845
Other properties:
Cerro Quema, Panama (d)	3,698	3,698
Mestiza, Nicaragua (e)	300	304
	3,998	4,002
Corporate assets:
Cost	199	193
Accumulated depreciation	(143)	(136)
	56	57

	$72,576	$75,625

(a)	Bellavista Mine, Costa Rica

On January 1, 2007, the mill facility was completed and fully commissioned. As a result the capitalized cost is now being depreciated over units-of-production basis.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months ended March 31, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

(b)	Deferred Stripping

	Three months ended March 31
	2007	2006

Balance, beginning of period	$3,523	$410
Costs deferred	-	1,471
Amortization	(175)	-
Balance, end of period	$3,348	$1,881

Deferred stripping costs pertain to the Bellavista Mine.

(c)	Libertad Mine, Nicaragua

On March 31, 2007 activities at the Libertad Mine were suspended while the Company investigates the potential of converting the mine to a conventional milling operation.

(d)	Cerro Quema, Panama

On July 6, 2006, the Company acquired a 60% interest in the Cerro Quema property (see Note 3).

(e)	Mestiza, Nicaragua

On September 6, 2006, Glencairn made an initial payment of $230,000 in connection with the option to acquire 100% of the Mestiza property in Nicaragua. The Company can complete the acquisition by making further cash installments totalling $1,903,000. The installments are due as follows:

Date	Amount

September 6, 2007	300
September 6, 2008	330
March 6, 2009	100
September 6, 2009	948
March 6, 2010	225
$1,903

If management chooses at any time to not make any further installments, the property rights revert to the vendors.

8.	Long-term debt

	March 31	December 31
	2007	2006

Total debt	$1,500	$2,500
Less: deferred financing costs (Notes 2, 6)	(89)	-
Current portion	(1,411)	(2,500)
Long-term debt	$-	$-

The remaining balance at March 31, 2007, of $1,500,000 is repayable on June 30, 2007.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months ended March 31, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

In January 2007, the Company violated certain debt covenants on its long-term debt with RMB Australia Holdings Limited (“RMB”). The Company has obtained a waiver from RMB on these covenants.

9.	Asset Retirement Obligations

	Three months ended March 31, 2007
	Limon Mine	Bellavista Mine	Libertad Mine	Keystone Property	Total

Balance, beginning of period	$979	$595	$1,321	$1,154	$4,049
Liabilities incurred	-	-	-	-	-
Liabilities settled	-	-	-	(38)	(38)
Accretion expense	17	10	23	16	66
Balance, end of period	996	605	1,344	1,132	4,077
Less: current portion	-	-	-	(1,132)	(1,132)
	$996	$605	$1,344	$-	$2,945

	Three months ended March 31, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Keystone Property	Total

Balance, beginning of period	$915	$556	$-	$411	$1,882
Liabilities incurred	-	-	-	-	-
Liabilities settled	-	-	-	(17)	(17)
Accretion expense	16	10	-	6	32
Balance, end of period	931	566	-	400	1,897
Less: current portion	-	-	-	(210)	(210)
	$931	$566	$-	$190	$1,687

10.	WARRANTS

There were no transactions in the warrant account in 2007:

	Number of Warrants	Amount

At March 31, 2007	48,856	$8,130

The following table summarizes further information about the warrants as follows:

Exercise Price	Number Outstanding at March 31, 2007	Expiry Date
(Cdn$)

$0.80	15,000	July 6, 2008
$1.25	33,857	November 26, 2008

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months ended March 31, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

11.	Agent's Options

There were no transactions in the agent’s options account in 2007:

	Number of Agent’s Options	Amount

At March 31, 2007	2,590	$673

12.	Contributed Surplus

A summary of the transaction in the contributed surplus account in 2007 was as follows:

2007

At December 31, 2006	$6,511
Grant of employee stock options	366
At March 31, 2007	$6,877

13.	Common Shares

Glencairn is authorized to issue an unlimited number of common shares without nominal or par value.

A summary of the transaction in the common share account in 2007 was as follows:

	Number of Common Shares	Amount

Balance, beginning of period	240,592	$93,287
Stock options exercised	520	219
Balance, end of period	241,112	$93,506

Historically, stock options granted have vested immediately. On November 7, 2006, the Board of Directors of Glencairn passed a resolution adopted a vesting policy whereby on future grants, stock options would vest at 25% on each of the date of grant and six, twelve and eighteen months from the date of grant. As such, the estimated fair value of these options will be expensed over the options’ vesting period of 18 months and recorded as contributed surplus within shareholders’ equity.

The Company recognizes compensation costs associated with vested stock options based on the fair market value of the option on the date of the grant. Stock option expense of $366,000 (2006 - $24,000) was recognized. The fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model. During 2007, the following options were granted:

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months ended March 31, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

Grant on January 11, 2007:

Quantity:	90,000
Exercise price:	$0.56
Expected life in years:	3
Risk free interest rate:	4.09%
Expected volatility:	59%
Dividend yield:	0%
Fair value:	$18,000

Grant on March 23, 2007:

Quantity:	3,591,000
Exercise price:	$0.63
Expected life in years:	3
Risk free interest rate:	3.98%
Expected volatility:	58%
Dividend yield:	0%
Fair value:	$794,000

A summary of the stock option transactions in 2007 are presented below:

	Number of Options	Weighted- Average Exercise Price
		(Cdn$)

At December 31, 2006	16,449	$0.69
Cancelled / Expired	(427)	0.82
Exercised	(520)	0.49
Granted	3,681	0.63
At March 31, 2007	19,183	$0.68

The following table summarizes information about the stock options outstanding as at March 31, 2007:

			Options Outstanding	Options Exercisable
Exercise Prices	Number Outstanding at March 31, 2007	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable at March 31, 2007	Weighted- Average Exercise Price
(Cdn$)		(in years)	(Cdn$)		(Cdn$)

$0.23 to $0.50	2,215	2.7	$0.44	2,215	$0.44
$0.55 to $0.95	16,885	3.5	0.71	12,118	0.73
$1.17 to $1.77	83	0.2	1.52	83	1.52
$0.23 to $1.77	19,183	3.4	$0.68	14,416	$0.69

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months ended March 31, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

14.	Supplemental Cash Flow Information

Change in non-cash working capital:

	Three months ended March 31
	2007	2006

Accounts receivable and prepaids	$1,026	$(821)
Product inventory	(416)	(723)
Supplies inventory	(218)	(135)
Accounts payable and accrued liabilities	1,814	553
	$2,206	$(1,126)

Non-cash investing activities:

	Three months ended March 31
	2007	2006

Property, plant and equipment	$-	857

Operating activities included the following cash payments:

	Three months ended March 31
	2007	2006

Interest paid	$84	$191

15.	Related Party Transactions

General and administrative expense at March 31, 2007 includes a recovery of $36,000 (2006 - $65,000) from Blue Pearl Mining Ltd. (“Blue Pearl”) for administrative services provided to Blue Pearl. Four of the directors of Blue Pearl are also directors or officers of the Company. Accounts receivable at March 31, 2007 includes $5,000 (December 31, 2006 - $31,000). The cost sharing agreement ceased on March 1, 2007.

16.	Segment Information

The Company is organized into three operating segments: Limon Mine (Nicaragua), Bellavista Mine (Costa Rica), Libertad Mine (Nicaragua) and “Other”. The Other segment includes: Cerro Quema property, Mestiza property, Keystone Mine (ceased operations in April 2000), and corporate operations. The Company evaluates performance based on net income or loss. The Company's segments are summarized in the following table:

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months ended March 31, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

(i)	Segment Balance Sheets

	Three months ended March 31, 2007
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Capital expenditures	$458	$599	$18	$7	$1,082

	Three months ended March 31, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Capital expenditures	$318	$2,356	$-	$3	$2,677

	As at March 31, 2007
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Cash and cash equivalents	$673	$67	$46	$12,205	$12,991
Other current assets	7,249	8,760	2,674	2,531	21,214
Property, plant and equipment	9,059	44,299	15,164	4,054	72,576
Other non-current assets	-	493	345	-	838
Total assets	$16,981	$53,619	$18,229	$18,790	$107,619

	As at December 31, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Cash and cash equivalents	$360	$735	$283	$8,189	$9,567
Other current assets	6,096	7,673	3,494	2,132	19,395
Property, plant and equipment	8,975	45,746	16,845	4,059	75,625
Other non-current assets	-	250	-	523	773
Total assets	$15,431	$54,404	$20,622	$14,903	$105,360

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months ended March 31, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

(ii)	Segment Statements of Operations

	Three months ended March 31, 2007
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Sales	$5,569	$6,797	$7,931	$-	$20,297
Cost of sales	3,853	4,358	6,428	-	14,639
Royalties and production taxes	357	114	385	-	856
Depreciation and depletion	352	1,958	1,660	10	3,980
Accretion expense	17	10	23	16	66
	4,579	6,440	8,496	26	19,541
Income (loss) from mining operations	990	357	(565)	(26)	756
Expenses and other income
General and administrative	-	-	101	1,270	1,371
Stock options and warrants	-	-	-	366	366
Exploration	163	-	230	71	464
Other (income) expense	(26)	(91)	88	(224)	(253)
Non-controlling interest	-	-	-	(19)	(19)
	137	(91)	419	1,464	1,929
Net income (loss)	$853	$448	$(984)	$(1,490)	$(1,173)

	Three months ended March 31, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Sales	$4,351	$7,160	$-	$-	$11,511
Cost of sales	3,434	3,861	-	-	7,295
Royalties and production taxes	257	144	-	-	401
Depreciation and depletion	276	1,504	-	10	1,790
Accretion expense	16	10	-	6	32
	3,983	5,519	-	16	9,518
Income (loss) from mining operations	368	1,641	-	(16)	1,993
Expenses and other income
General and administrative	-	-	-	803	803
Stock options and warrants	-	-	-	24	24
Exploration	101	-	-	3	104
Other (income) expense	(29)	(871)	-	192	(708)
	72	(871)	-	1,022	223
Net income (loss)	$296	$2,512	$-	$(1,038)	$1,770

The Company’s gold production is refined in Canada. Gold is sold to customers in the United States, but due to the liquidity of the gold market and the large number of potential customers world wide, future sales may not be limited to these customers.

17.	Subsequent Events

(a) Libertad Mine Suspension / Mill Acquisition

On March 30, 2007, Glencairn entered into an option agreement to purchase a used mill facility to be installed at the Libertad Mine site. On that date, the Company made an initial deposit of $250,000 and a subsequent deposit of $1,000,000 on April 18, 2007 to secure the purchase rights.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months ended March 31, 2007 and 2006

(unaudited)

(US Dollars, except where noted, tabular amounts in thousands)

(b) Sale of Manitoba Nickel Royalties

On April 16, 2007, Glencairn signed a binding letter of agreement with Independent Nickel Corp. (“INI”) to sell its sliding scale 1-3% net smelter royalty (“NSR”) on Victory Nickel Inc.’s Minago nickel deposit, as well as the 2% NSR on the Lynn Lake property, both located in northern Manitoba, to INI.

Under terms of the purchase agreement, INI will pay Cdn$5,000,000 in cash and issue 2,500,000 INI shares to Glencairn, in exchange for the two royalties. The acquisition, which is expected to close no later than June 30, 2007, is subject to INI completing a minimum Cdn$5,000,000 equity financing, which was completed on May 8, 2007, as well as acceptance by the TSX Venture Exchange.

18.	Comparative Information

Certain comparative figures have been reclassified to conform to the current year presentation.

CORPORATE INFORMATION

Head Office

500-6 Adelaide Street East

Toronto, ON

M5C 1H6

Tel: 416-860-0919

Fax: 416-367-0182

E-mail: info@glencairngold.com

OFFICERS

Kerry J. Knoll

Chairman

Peter W. Tagliamonte

President and Chief Executive Officer

Denis C. Arsenault

Chief Financial Officer

Graham A. Speirs

Chief Operating Officer

Gaston Araya

Vice-President, Operations

Michael G. Gareau

Vice President, Explorations

Olav Svela

Vice-President, Investor Relations

Lorna D. MacGillivray

Corporate Secretary and General Counsel

Arthur Chen

Controller

Listing

Toronto Stock Exchange (TSX)

Stock Symbol:	GGG
Warrant Symbol:	GGG. WT

American Stock Exchange (AMEX)

Stock Symbol:	GLE

Transfer Agent

Equity Transfer and Trust Company

200 University Avenue, Suite 400

Toronto, Ontario

M5H 4H1

Tel:	416-361-0930
Fax:	416-361-0470

www.glencairngold.com

EXHIBIT 3

Management's Discussion and Analysis

Q1

For the Three Months Ended March 31, 2007

Glencairn Gold Corporation

Management’s Discussion and Analysis

For the three months ended March 31, 2007

The following discussion and analysis should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes thereto for the three months ended March 31, 2007 and 2006, which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. The reader should also refer to the Annual Information Form, audited consolidated financial statements and Management’s Discussion and Analysis for the years ended December 31, 2006 and 2005. This Management’s Discussion and Analysis has been prepared as of May 8, 2007. All dollar amounts are US dollars unless otherwise indicated.

Overview

Glencairn Gold Corporation (“Glencairn” or the “Company”) is a gold producer with three mines in Central America. The Limon Mine in Nicaragua has been in continuous production since 1941 and has been owned by Glencairn since late 2003. The Bellavista Mine in Costa Rica was constructed by the Company and entered into commercial production in December 2005. In July 2006, the Libertad Mine was purchased along with a 60% interest in Cerro Quema, an advanced gold property in Panama. During 2006, the Company also acquired the Mestiza exploration property in Nicaragua.

The Company is focusing on optimizing its current operating mines in terms of efficiencies, operating costs and production. On March 31, 2007, mining operations at the Libertad Mine were suspended while the Company progresses with a plan to convert the heap-leach refining process to a conventional milling operation.

The Company’s objective is to become a significant gold producer through the expansion of existing operations, the development of advanced-stage projects and strategic acquisitions or mergers.

Selected Quarterly Information

	Three months ended March 31
	2007	2006

Gold sales (ounces)	31,134	20,746
Average spot gold price ($/ounce)	$650	$554
Average realized gold price ($/ounce)	$652	$555
Cash operating costs ($/ounce)	$470	$352
Total cash costs ($/ounce)	$498	$371
Gold produced (ounces)	31,801	18,382

(in thousands, except per share amounts)
Sales	$20,297	$11,511
Cost of sales	$14,639	$7,295
Net income (loss) for the period	($1,173)	$1,770
Income per share – basic and diluted	$0.00	$ 0.01

2

Results of Operations

Limon Mine

	Three months ended March 31
	2007	2006	Change	% Change

Gold sold (ounces)	8,513	7,846	667	9%
Pre-production ounces sold*	482	-	482	0%
Average realized gold price ($/ounce)	$654	$555	$99	18%
Cash operating costs ($/ounce)	$453	$438	$15	3%
Total cash costs ($/ounce)	$495	$470	$25	5%
Tonnes milled	73,833	62,349	11,484	18%
Ore grade (g/tonne)	5.1	4.3	0.8	19%
Recovery (%)	83.1	83.5	(0.4)	0%
Gold produced (ounces)	10,023	7,183	2,840	40%

($ in thousands)
Sales	$5,569	$4,351	$1,218	28%

Cost of sales	3,853	3,434	419	12%
Royalties and production taxes	357	257	100	39%
Depreciation and depletion	352	276	76	28%
Accretion	17	16	1	6%
	4,579	3,983	596	15%

Income from mining operations	$990	$368	$622	169%

* These gold ounces were produced and sold in the pre-commercial production period from the Santa Pancha deposit and are not included in sales figures as disclosed in this Management’s Discussion and Analysis and in the Consolidated Financial Statements.

Sales from the Limon Mine increased by $1,218,000 or 28% in the first quarter of 2007 compared to 2006. In February 2006, the Company’s Limon Mine experienced intermittent illegal road blockades which negatively affected gold production from the mine. Since no similar disruptions were experienced at the mine in 2007, gold ounces sold in 2007 increased by 667 ounces or 9%. Higher ore grades and tonnes milled also contributed to the positive variance. Strong gold market prices contributed to the overall 28% revenue increase.

Cost of sales increased by $419,000 or 12% and cash operating costs per ounce increased by $15 to $453 in 2007. The increased cost of sales was on par with the increased gold ounces sold. Royalties and production taxes, and depreciation and depletion increased by 39% and 28%, respectively, as gold ounces produced and sold increased over the same period in the previous fiscal year.

In the first quarter of 2007, the Company’s Santa Pancha deposit at the Limon Mine entered into commercial production. As such, all subsequent gold ounces sold from the deposit are being recognized in revenue. Additionally, the capitalized cost of the deposit is now being depreciated over ounces produced thereby increasing depreciation and depletion expenses in the first quarter of 2007.

3

Bellavista Mine

	Three months ended March 31
	2007	2006	Change	% Change

Gold sold (ounces)	10,475	12,900	(2,425)	(19%)
Average realized gold price ($/ounce)	$649	$555	$94	17%
Cash operating costs ($/ounce)	$416	$299	$117	39%
Total cash costs ($/ounce)	$427	$310	$117	38%
Tonnes mined	431,467	419,111	12,356	3%
Ore grade (g/tonne)	1.5	1.7	(0.2)	(12%)
Gold produced (ounces)	10,685	11,199	(514)	(5%)

($ in thousands)
Sales	$6,797	$7,160	$(363)	(5%)

Cost of sales	4,358	3,861	497	13%
Royalties and production taxes	114	144	(30)	(21%)
Depreciation and depletion	1,958	1,504	454	30%
Accretion	10	10	-	-
	6,440	5,519	921	17%

Income from mining operations	$357	$1,641	$(1,284)	(78%)

Sales from the Bellavista Mine decreased by $363,000 or 5% in the first quarter of 2007 compared to 2006. Even though the average realized gold price in 2007 was $94 per ounce higher than in 2006, the mine sold 2,425 ounces less than in 2006. The decrease in ounces sold largely resulted from the lower ore grades mined in the latter part of 2006 and early 2007. This lower grade material was being fed through the new milling circuit, which came online on January 1, 2007. As the higher grade ore is being fed through the milling circuit, ounces produced and sold are expected to increase in subsequent months.

Cost of sales increased by $497,000 or 13% and cash operating costs per ounce increased by $117 to $416 in 2007. The effect of lower sales volumes and the fixed nature of many production costs resulted in a higher cash operating cost per ounce, when compared to the same period in the previous fiscal year. In 2006, Bellavista deferred $1,471,000 of stripping costs. On January 1, 2007, the mining activity was in a stage of the pit which required the commencement of amortization of all previously capitalized stripping costs. This resulted in the amortization of $175,000 of stripping costs which increased cost of sales.

As ounces sold in the first quarter declined 19%, a reduction of 21% was reflected in royalties and production taxes. Although ounces of gold produced declined in the first quarter of 2007, the depreciation base increased due to the milling circuit reaching commercial production in the same period. This resulted in an increase in depreciation and depletion expenses of $454,000 or 30%.

4

Libertad Mine

	Three months ended March 31
	2007	2006

Gold sold (ounces)	12,146	-
Average realized gold price ($/ounce)	$653	-

Cash operating costs ($/ounce)	$529	-
Total cash costs ($/ounce)	$561	-
Tonnes mined	366,113	-
Ore grade (g/tonne)	1.97	-
Gold produced (ounces)	11,093	-

($ in thousands)
Sales	$7,931	$-

Cost of sales	6,428	-
Royalties and production taxes	385	-
Depreciation and depletion	1,660	-
Accretion	23	-
	8,496	-

Loss from mining operations	$(565)	$-

The Libertad Mine was acquired by Glencairn in July 2006. As such, there is no comparative information for the three months ended March, 31, 2006.

In the first quarter of 2007, the Libertad Mine sold 12,146 ounces at an average realized price $653 per ounce, resulting in sales of $7,931,000. Cash operating costs were $529 per ounce.

On March 31, 2007, operations at the Libertad Mine were suspended until a conventional milling operation has been installed.

Expenses and Other Income

	Three months ended March 31
	2007	2006	Change	% Change

General and administrative	1,371	803	568	71%
Stock options	366	24	342	1,425%
Exploration	464	104	360	346%
Other income	(253)	(708)	455	(64%)
Non-controlling interest	(19)	-	(19)	-
	1,929	223	1,706	765%

General and administrative expense increased by $568,000 or 71% over the same period in the previous fiscal year. Of this increase, $169,000 was attributable to increase salaries and benefits from an increase in the number of employees and increases in wages. There was also $101,000 spent in 2007 on engineering and other consulting fees related to the Libertad Mine suspension and assessment of a milling circuit. Other increases, totaling $192,000, were from higher audit fees and Sarbanes-Oxley implementation and preparation costs.

5

Stock option and warrant expense increased by $342,000 over the same period in the previous fiscal year. As part of Glencairn’s compensation program, stock options are granted to employees and directors from time-to-time. During the first quarter of 2007, a total of 3,681,000 stock options were granted resulting in an expense of $366,000 using the Black-Scholes option pricing model.

Exploration expense increased by $360,000 in 2007 compared with 2006. Nicaraguan exploration activities were suspended from November 2005 to August 2006. In July of 2006, the Company acquired the Libertad Mine and Cerro Quema property and closed a financing that provided the funds to resume exploration work on the properties. Exploration work in the first quarter of 2007 consisted mainly of drilling at Libertad, exploration drilling and trenching at Limon, and ongoing holding costs. The balance in 2006 consisted mainly of land holding costs.

Other income totalled $253,000 in 2007, a decrease of $455,000 from 2006. Glencairn sold marketable securities in the first quarter of 2007 resulting in a gain of $131,000. The Company incurred interest charges of $174,000 and earned interest and other miscellaneous gains of $235,000. In 2006, the gain on sale of property, plant and equipment of $855,000 resulted from the sale of surplus land near the Bellavista Mine. In 2006, the Company incurred interest and finance fees of $281,000 and earned interest and other miscellaneous gains of $51,000.

Non-controlling interest represents 40% of the Cerro Quema interest applicable to the minority shareholder.

Cash Flows

Operating activities generated $5,347,000 in 2007 compared to $1,708,000 in 2006. Operating cash flows increased as 10,388 more ounces were sold in the first quarter of 2007 compared to the first quarter of 2006 and the average realized price for gold increased to $652 in 2007 from $555 in 2006. The increase in ounces was attributable to the Limon Mine having a temporary work stoppage in 2006 and the addition of the Libertad Mine which was acquired in July 2006.

Financing activities used $781,000 in 2007 and consisted of a payment of $1,000,000 on long-term debt and cash generated from the issue of common shares from the exercise of stock options of $219,000. In 2006, the debt repayment was $500,000 and cash generated from stock option and warrant exercises was $17,000.

Investing activities used $1,142,000 in 2007. Investment in property, plant and equipment totalled $1,082,000. The Limon Mine and Bellavista Mine acquired assets totalling $458,000 and $599,000, respectively. The Company sold marketable securities which generated net proceeds of $183,000. In early 2007, the Company had its Costa Rican bank accounts seized, which stemmed from the loss in an arbitration case. These bank accounts are currently unavailable for operations and have cash balances of approximately $243,000. In the comparative period in 2006, net proceeds from the sale of surplus land near the Bellavista Mine provided $855,000 and the purchase of property, plant and equipment for the Bellavista Mine, Limon Mine and head office used cash of $1,821,000.

Liquidity and Capital Resources

The Company had cash of $12,991,000 (December 31, 2006 - $9,567,000) and working capital of $18,146,000 at March 31, 2007 (December 31, 2006 - $13,634,000). On June 30, 2007, the Company will make the final $1,500,000 payment on its long-term debt outstanding.

In February 2007, the Company announced its conversion/expansion program which includes plans to install a conventional milling circuit at the Libertad Mine. A scoping study which is expected to be followed by a feasibility study later in 2007 will determine the capital required for this project. The

6

Company has placed deposits on a used mill which is anticipated to be dismantled and reassembled at the Libertad site. The Company is exploring various combinations of debt and equity to finance this project on a permanent basis and will make a final decision once the feasibility study is completed.

The capital budget for the Libertad mill project is dependent on the figures provided in the feasibility study and the project will only be undertaken once financing has been confirmed. The Company has also budgeted approximately $4.1 million for capital expenditures at the Limon Mine and $2.5 million at the Bellavista Mine in fiscal 2007.

On April 17, 2007, the Company announced that it signed a binding letter agreement with Independent Nickel Corp. (“INI”) to sell its sliding scale 1% - 3% net smelter return royalty (“NSR”) on Victory Nickel Inc.’s Minago nickel deposit, as well as the 2% NSR on the Lynn Lake property, both located in northern Manitoba, to INI. Under the terms of the purchase agreement, INI will pay Cdn$5,000,000 in cash and issue 2,500,000 INI shares to Glencairn, in exchange for the two royalties. In addition to possible regulatory trading restrictions, the shares will be initially subject to a trading restriction under the agreement, the latter of which will be removed on a graduated basis over two years. The acquisition, which is expected to close no later than June 30, 2007, is subject to INI completing a minimum Cdn$5,000,000 equity financing, which was completed on May 8, 2007, as well as acceptance by the TSX Venture Exchange.

In the opinion of management, the working capital at March 31, 2007, together with expected future cash from operations, are sufficient to support the Company’s requirements, with the exception of the capital requirements for the Libertad conversion/expansion program.

The company does not have any off balance sheet arrangements.

Significant Accounting Policies

On January 1, 2007, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Handbook Section 3865, Hedges. The Company adopted these standards prospectively; accordingly, comparative amounts for prior periods have not been restated. See the Company’s financial statements for full disclosure.

Outlook

Gold sales in 2007 are expected to be between 90,000 and 105,000 ounces at a total cash cost of $385 to $425 per ounce. Many production inputs, such as fuel and hydro have been increasing over the past few years but gold prices have increased significantly more and are predicted by many analysts to stay or increase beyond these levels.

The Company has undertaken an independent valuation of the Libertad and Cerro Quema assets acquired in July 2006 and the information obtained from this work, which is expected later in 2007, may result in a final purchase price allocation which may require some changes to the value allocated to tangible assets and liabilities.

The Company temporarily suspended mining operations at the Libertad Mine effective March 31, 2007, until such time as a conventional mill circuit is commissioned. Glencairn subsequently entered into an option agreement with a third-party vendor to purchase a previously owned and operated mill. In opting to refurbish an existing mill as opposed to acquiring a new one, the Company is optimistic that the Libertad Mine can be returned to full production in a shorter time frame and with lower costs. Glencairn plans to dismantle the mill from its current site and reassemble it on the Libertad site. The Libertad mill plan is dependent on the preliminary scoping study being undertaken by AMEC Americas Limited, a

7

third-party engineering firm, and the subsequent feasibility study being positive, financing for the project being available, permits being obtained on a timely basis and expected mill recovery rates being achieved. The Company is exploring various combinations of debt and equity to finance this project and will make a final decision once the feasibility study is completed.

In 2007, the Company initiated a $2.5 million exploration program at its Nicaraguan gold properties. An additional $2.5 million was recently approved for exploration activity throughout 2007 and 2008.

In August of 2006, the Company undertook an economic update to the feasibility study prepared on the Cerro Quema property by a previous owner in 2002 which confirmed the viability of developing this property. The Company maintains an interest in furthering this project and will make a final decision once the Libertad mill project is further advanced.

In January 2007, the Company and the Province of Manitoba reached agreement as to the final work to be carried out in the Lynn Lake area under which the Company will complete certain work for which it is responsible and will pay an aggregate of Cdn$2,000,000 in four annual payments commencing when the formal agreement is signed. Final documentation could take up to one year. Until signing of the formal agreement water treatment costs will be shared between the Company and the Manitoba government.

Summary of Quarterly Results

(in thousands except per share amounts)

	2007 Q1	2006 Q4	2006 Q3	2006 Q2

Sales	$20,297	$14,123	$14,075	$12,441
Net earnings (loss)	$(1,173)	$(8,045)	$(3,182)	$2,051
Earnings (loss) per share – basic
and diluted	$0.00	$(0.05)	$(0.01)	$0.01

	2006 Q1	2005 Q4	2005 Q3	2005 Q2

Sales	$11,511	$5,766	$4,237	$4,143
Net earnings (loss)	$1,770	$(1,463)	$(987)	$(1,401)
Earnings (loss) per share - basic and diluted	$0.01	$(0.01)	$(0.01)	$(0.01)

8

Non-GAAP Performance Measures

The Company has included the non-GAAP performance measures below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

Cash Operating Cost per ounce:		Three months ended March 31
	2007				2006
	Limon	Bellavista	Libertad		Limon	Bellavista	Libertad
	Mine	Mine	Mine	Consol.	Mine	Mine	Mine	Consol.
Statement of Operations (000’s)
Cost of sales	$3,853	$4,358	$6,428	$14,639	$3,434	$3,861	-	$7,295
Gold sales (ounces)	8,513	10,475	12,146	31,134	7,846	12,900	-	20,746
Cash operating cost per ounce	$453	$416	$529	$470	$ 438	$ 299	-	$ 352

Total Cash Cost per ounce:		Three months ended March 31
	2007				2006
	Limon	Bellavista	Libertad		Limon	Bellavista	Libertad
	Mine	Mine	Mine	Consol.	Mine	Mine	Mine	Consol.
Statement of Operations (000’s)
Cost of sales	$3,853	$4,358	$6,428	$14,639	$3,434	$3,861	-	$7,295
Royalties and production taxes	357	114	385	856	257	144	-	401
Cost base for calculation	$4,210	$4,472	$6,813	$15,495	$3,691	$4,005	-	$7,696
Gold sales (ounces)	8,513	10,475	12,146	31,134	7,846	12,900	-	20,746
Total cash cost per ounce	$495	$427	$561	$498	$ 470	$ 310	-	$ 371

Outstanding Share Data

The following common shares and convertible securities were outstanding at May 8, 2007:

Security	Expiry Date	Exercise Price (Cdn$)	Securities Outstanding	Common Shares on Exercise

Common shares				241,246,698
Warrants	Nov. 26/08	1.25	33,842,220	33,842,220
Warrants	Jul. 06/08	0.80	15,000,000	15,000,000
Agents’ warrants [1]	Dec. 22/07	0.38	790,000	790,000
Agents’ warrants [1]	Jul. 06/07	0.60	1,800,000	1,800,000
Warrants on above	Jul. 06/08	0.80		900,000
Options	Apr 1/07 to Mar 23/12	0.23 to 0.95	19,022,999	19,022,999

				312,601,917

Note 1: The agents’ warrants are convertible into one common share and one half-share purchase warrant. Each full warrant is exercisable into a common share at the price indicated in the table.

9

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis of Financial Position and Operating Results contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, expectation that the Libertad mill scoping and feasibility studies will be positive, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s annual information form for the year ended December 31, 2006 on file with the securities regulatory authorities in Canada and the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

May 8, 2007

10

EXHIBIT 4

FORM 52-109F2

Certification of Interim Filings

I, Peter W. Tagliamonte, President and Chief Executive Officer of Glencairn Gold Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Glencairn Gold Corporation (the issuer) for the interim period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:	May 08, 2007

Signed: “Peter W. Tagliamonte”

______________________________________

Peter W. Tagliamonte

President and Chief Executive Officer

EXHIBIT 5

FORM 52-109F2

Certification of Interim Filings

I, Denis C. Arsenault, Chief Financial Officer of Glencairn Gold Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Glencairn Gold Corporation (the issuer) for the interim period ending March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:	May 08, 2007

Signed: “Denis C. Arsenault”

______________________________________

Denis C. Arsenault

Chief Financial Officer